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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Gold City Industries Ltd.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380560 10 2

(CUSIP Number)

Melvin W. Smale
33344 Hodson Place, Mission, BC Canada V2V 6J6 Tel: (604) 826-4842

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)

CUSIP No. 380560 10 2

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Melvin W. Smale	
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐
		(b) ☐
(3)	SEC Use Only	
(4)	Source of Funds Not Applicable	
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)	☐
(6)	Citizenship or Place of Organization Canada	

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,546,856 (includes 400,000 stock options, which entitle Mr. Smale to purchase 400,000 shares of common stock.)
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 2,546,856 (includes 400,000 stock options, which entitle Mr. Smale to purchase 400,000 shares of common stock)
	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,546,856	
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented by Amount in Row (11) 5.75%	
(14)	Type of Reporting Person IN	

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock"), of Gold City Industries Ltd. (the "Company"), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

(a)	Melvin W. Smale
(b)	33344 Hodson Place, Mission, BC V2V 6J6 CANADA
(c)	Retired businessman and Director, Gold City Industries Ltd., 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA
(d)	I, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	I, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgement, decree or final order enjoining future violations, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Canada

Item 3. Source and Amount of Funds or Other Consideration

To date all securities have been purchased over a period of several years in the open market or through private placements with Gold City Industries Ltd. with personal funds.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page.

(b) Shared versus sole voting and dispositive power. See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions since the previous Schedule 13D filing on April 30, 2003 are as follows:

(i)	On September 8, 2003, Mr. Smale was granted 150,000 stock options, at an exercise price of $0.20 per share, expiring on September 8, 2008.
(ii)	On May 18, 2004, Mr. Smale purchased 25,000 common shares on the open market at $0.20 per share;
(iii)	On May 19, 2004, Mr. Smale purchased 9,500 common shares on the open market at $0.20 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a stock option agreement with Gold City Industries Ltd. dated April 11, 2000, Mr. Smale, as a Director of the Company, was granted a stock option to purchase 100,000 common shares at an exercise price of $0.36 per share, with an expiry date of April 11, 2005 (filed as an exhibit with the initial Schedule 13-D filing dated December 13, 2002).

Pursuant to a stock option agreement with Gold City Industries Ltd. dated May 6, 2002, Mr. Smale, as a Director of the Company, was granted a stock option to purchase 150,000 common shares at an exercise price of $0.15 per share, with an expiry date of May 6, 2007 (filed as an exhibit with the initial Schedule 13-D filing dated December 13, 2002).

Pursuant to the 2003 Stock Option Plan of Gold City Industries Ltd., Mr. Smale, as Director of the Company, was granted effective September 8, 2003, a stock option to purchase 150,000 common shares at an exercise price of $0.20 per share, with an expiry date of September 8, 2008 (attached as an Exhibit 7.1).

Item 7. Material to Be Filed as Exhibits

Share Option Plan Option Commitment dated September 8, 2003

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2004
Date

/s/ Melvin W. Smale
Signature

Melvin W. Smale
Name

EXHIBIT 7.1

SCHEDULE "A"

SHARE OPTION PLAN

OPTION COMMITMENT
[No Vesting Provision]

Notice is hereby given that, effective this **8th** day of **September**, 200**3** (the "*Effective Date*"), **GOLD CITY INDUSTRIES LTD.** (the "*Company*") has granted to **Melvin W. Smale** (the "*Director*") an option (the "*Option*") to acquire **150,000** common shares (the "*Optioned Shares*") of the Company until 4:30 p.m. (Vancouver Time) on the **8th** day of **September**, 200**8** (the "*Expiry Date*") at an exercise price (the "*Exercise Price*") of **$ 0.20** per Optioned Share.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's 2003 Share Option Plan, the terms and conditions of which are hereby incorporated.

To exercise your Option, you must deliver to the Company a written notice, in the form attached hereto, specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

The Company and the Director represent that the Director under the terms and conditions of the Plan is a bona fide [Director/Senior Officer] of the Company, entitled to receive Options under TSX-V Policies.

GOLD CITY INDUSTRIES LTD.

"Fred Sveinson"
Authorized Signatory